FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010
Commission File Number 001-33136

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

May 13, 2010	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

Exh. No.	Description
99.1	Press Release ("Exeter Reports New Drilling at Caspiche Gold-Copper Project") dated May 3, 2010

EXHIBIT 99.1

For Immediate Release: NR 10-13

EXETER REPORTS NEW DRILLING AT CASPICHE GOLD-COPPER PROJECT

Vancouver, B.C., May 3, 2010 – Exeter Resource Corporation (AMEX:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to announce drilling results that expand the central high grade zone within the Caspiche porphyry.

New results include:

•
Drill hole CSD061 intersected 850m (2,789 ft) at a grade of 0.76 g/t gold (0.022 oz/t) and 0.17% copper from a depth of 134m (440 ft), including 552m (1,804 ft) at 1.00 g/t gold (0.029 oz/t) and 0.19% copper from a depth of 412m (1,351 ft).

•
Drill hole CSD058 intersected 1,152m (3,780 ft) at a grade of 0.50 g/t gold (0.015 oz/t) and 0.31% copper from a depth of 118m (387 ft), including, 530m (1,739 ft) at 0.61 g/t gold (0.018 oz/t) and 0.45% copper from a depth of 586m (1,922 ft).

•
Drill hole CSD060 intersected 580m (1,902 ft) at a grade of 0.47 g/t gold (0.014 oz/t) and 0.20% copper from a depth of 129m (423 ft), including, 294m (965 ft) at 0.60 g/t gold (0.017 oz/t) and 0.22% copper from a depth of 165m (541 ft).

Holes CSD061 and CSD058 were drilled on the same section line (Figures 1 and 2) whereas CSD060 is located approximately 550 m to the west. All holes are within or marginal to the resource shells documented in the latest NI43-101 compliant mineral resource estimate completed by AMEC International.

Justin Tolman, Caspiche Project Manager stated “Our drilling objectives are twofold: firstly to lift the inferred category mineralization into the indicated category, and secondly to expand the total gold-copper resource. These new results will contribute to us meeting both objectives.

“CSD061 and CSD058 reflect excellent results from the higher grade zone within the main porphyry. They not only confirm the good grades from the earlier drill sections 100m to the north and south, but also extend the higher grades to the east. In addition, the copper grades in CSD058 show a marked increase in this south eastern extension to the known mineralization. A step out hole, CSD066, is currently being drilled 200m further east to test for additional extensions in this area (Figure 2).

“CSD060 is also a very important intersection as it was originally drilled to define the limits of the low grade intrusive unit that marks the western edge of the main deposit.  CSD060 returned a broad, well mineralized intercept over its entire length rather than an expected low grade intrusive body.  The spatial extent of the low grade unit has now been substantially reduced, which is expected to translate to a larger volume of economic tenor mineralization within the resource shell.

“The six drill rigs on site have now drilled +15,000m subsequent to the data included in the last resource. We are currently drilling the final sequence of holes before closing down for the southern winter in May.”

Results from drill holes CSD058, CSD060 and CSD061 are the most material of 14 new drill holes now available for Caspiche. All drilling results from the season to date are available on the Company website at http://www.exeterresource.com/chile_caspiche.php#Prospect.

Details of significant new drill holes are tabulated below:

Hole No.	From	To	Width	Gold	Copper	Zone
	(m)	(m)	(m)	(g/t)	(%)
CSD061	102	134	32	0.19	0.01	Oxide Gold Only Zone
	134	984	850	0.76	0.17	Sulphide Gold Copper Zone
Including	412	964	552	1.00	0.19	Sulphide Gold Copper Zone

CSD058	56	118	62	0.26	0.01	Oxide Gold Only Zone
	118	1170	1052	0.5	0.31	Sulphide Gold Copper Zone
Including	586	1116	530	0.61	0.45	Sulphide Gold Copper Zone

CSD060	59	129	70	0.44	0.01	Oxide Gold Only Zone
	129	709	580	0.47	0.20	Sulphide Gold Copper Zone
Including	162	459	294	0.60	0.22	Sulphide Gold Copper Zone

Intercepts not calculated using a gold cut-off.

Justin Tolman, Exeter’s Caspiche Project Manager and a “qualified person” within the definition of that term in NI 43-101, has supervised the preparation of the technical information contained in this news release.

About Exeter
Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The Company has C$41 million in its treasury.

The Caspiche gold-copper discovery is situated in the Maricunga gold district of Chile, between the Refugio mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). Current drilling will lead to an updated NI43-101 compliant resource estimate in September 2010.

On April 6, 2010, Exeter announced a new mineral resource estimate for the Caspiche Porphyry comprised of an indicated resource of 785 Mt (million metric tons) at a grade of 0.57 g/t gold and 1.33 g/t silver, including 690 Mt at a grade of 0.23% copper. This equates to in-situ indicated resources of 14.3 M (million) ounces of gold, 33.6 M ounces of silver and 3.5 billion pounds of copper (a total of 23.9 M gold equivalent ounces*).

In addition to the indicated resource, is an inferred mineral resource of 688 Mt at a grade of 0.45 g/t gold and 1.21 g/t silver, including 675 Mt at a grade of 0.19% copper. This equates to in-situ inferred resources of 10.0 M ounces of gold, 26.7 M ounces of silver and 2.9 billion pounds of copper (a total of 17.8 M gold equivalent ounces*).

Metallurgy, engineering, water, infrastructure and environmental studies are continuing. An update on these studies is included in the NI43-101 report which has been filed on SEDAR and posted to the Company’s website.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh
President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

*AMEC chose to report the resource above a Au equivalent cutoff.  For this they used prices of US$950/oz for Au and $2.30/lb for Cu.  The formula used to calculate Au equivalents is Au(g/t) + Cu (%) * (Cu Price [$/lb]/Au Price [$/oz]) * (Rec Cu/Rec Au)*0.06857*10000.  Where Rec = % recovery and 0.06857 = conversion g*lb/oz. Au and Cu are the block kriged Au and Cu grades.  Projected metallurgical recoveries were 75% and 85% for Au and Cu respectively in sulphide material and 50% for Au in the oxide zone.  Recoveries are based on benchmarking of similar deposits.

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, the Company’s belief as to the extent and timing of its drilling programs, various studies including engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, permitting submission and timing and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with the ability to obtain any necessary approvals, waivers, consents and other requirements necessary or desirable to permit or facilitate the proposed Arrangement, the risk that any applicable conditions of the proposed transaction may not be satisfied, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2009, dated March 30, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S., unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

NEITHER THE TSX NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX
EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE